May 13, 2020

VIA EDGAR AND BY COURIER

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Julie Sherman
Brian Cascio
Courtney Lindsay
Irene Paik

Re:	Tocagen Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed May 12, 2020

File No. 333-237371

Ladies and Gentlemen:

On behalf of Tocagen Inc. (“Tocagen”), we respectfully submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered verbally on May 13, 2020 (the “Comment”) regarding the above referenced Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”). Tocagen has also revised the Registration Statement in an Amendment No. 3 (the “Amendment”) as set forth below in response to the Comment and is filing the Amendment with the Commission concurrently with the submission of this letter.

Page references in the text of Tocagen’s responses below correspond to the page numbers of the Amendment. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

Summary of Comment: We note that the assumptions in the fairness opinion regarding the exchange ratio and net cash at closing are materially different than the assumptions that are now throughout the filing. Revise the discussion of the fairness opinion to disclose that the assumed exchange ratio and net cash at closing has changed and disclose that the Tocagen board confirmed its belief that the fairness opinion should be relied upon for approval the merger. If the board believes that the fairness opinion is no longer applicable, please disclose whether the board continues to recommend a vote in favor of the merger. Consider a risk factor regarding the assumptions in the fairness opinion no longer being applicable.

May 13, 2020

Response:

Tocagen has revised the discussions of the fairness opinion on pages 110 and 119, to include the underlined text in the following excerpts from the Amendment. Further, Tocagen respectfully advises the Staff that the description of the fairness opinion already includes disclosure of the assumptions regarding the Tocagen Net Cash and the Exchange Ratio on page 120.

Page 110:

“On February 19, 2020, at a special telephonic meeting, the Tocagen Board met in consultation with Tocagen management and representatives of Cooley and Ladenburg. The Tocagen Board was updated on Forte’s financing and was informed that Forte had secured approximately $14.0 million in financing. The Tocagen Board was informed that the investors had negotiated for 100% warrant coverage, with an exercise price equal to that price per share of Tocagen common stock (after the conversion of such warrants in the Merger) wherein Tocagen’s market value, after the Merger, would be $120 million. The warrants expire 30 days after the announcement of Forte’s phase 2 clinical trial data planned for 2021. A representative of Ladenburg reviewed the impact of the financing and then rendered Ladenburg’s oral opinion to the Tocagen Board, subsequently confirmed by delivery of a written opinion later that day, that subject to the assumptions (including that the Exchange Ratio would be 1.7705 and that Tocagen’s net cash at Closing would be $7.5 million), qualifications, limitations and other matters set forth therein, the Exchange Ratio was fair, from a financial point of view, to the Tocagen stockholders. After further discussion among the Tocagen Board, the board unanimously (i) determined that the Merger and the other transactions contemplated by the merger agreement were fair to, advisable and in the best interests of Tocagen and its stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the authorization and issuance of shares of Tocagen common stock to the stockholders of Forte pursuant to the terms of the merger agreement, the change of control of Tocagen, and other actions contemplated by the merger agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the merger agreement, that the Tocagen stockholders vote to approve the Closing Tocagen Stockholder Matters.”

Page 119:

“As stated above, pursuant to an engagement letter dated October 24, 2019, Tocagen retained Ladenburg to act as a financial advisor in connection with the Merger and to render the Opinion to the Tocagen Board as to the fairness of the Exchange Ratio, from a financial point of view, to the stockholders of Tocagen. On February 19, 2020, at the request of the Tocagen Board, Ladenburg rendered the oral opinion, subsequently confirmed by delivery of the written opinion dated February 19, 2020, to the Tocagen Board, that the Exchange Ratio (assumed, at the time, to be 1.7705) was fair, from a financial point of view, to the

May 13, 2020

stockholders of Tocagen as of the date of such Opinion and based upon the various assumptions, qualifications and limitations set forth therein.”

Tocagen has added the following disclosure to page 112:

“On May, 13, 2020 the Tocagen Board met to discuss Tocagen management’s revised expectations regarding the net cash Tocagen will have at the time of Closing to $0.3 million to $0.7 million and the related adjustment to the assumed Exchange Ratio to 3.4024. The Tocagen Board further discussed that the adjustments to the Exchange Ratio associated with Tocagen’s net cash as Closing were considered in its previous approval of the Merger, including as part of its review of the opinion of Ladenburg regarding the fairness of the Exchange Ratio and that the Tocagen Board had been continually updated regarding changes in the net cash assumptions since the delivery of such opinion, including as a result of delays in the Merger transaction closing, the status of the sale and transfer of Tocagen assets, and the fact that the purchase prices for such assets were significantly lower than expected, in part, due to bidders withdrawing from the process or being unable to raise necessary funding in a timely matter, and the impact of the global pandemic. Following such discussion, and with consideration of the reasons for the Merger set forth below, the Tocagen Board unanimously (i) determined that the opinion of Ladenburg previously provided to the Tocagen Board should be relied upon regardless of updated expectations regarding the net cash Tocagen will have at the time of Closing and the related adjustments to the assumed Exchange Ratio, as the Tocagen Board previously considered the assumptions in such opinion and was informed of, and agreed to, the potential adjustments to the Exchange Ratio at the time it approved the Merger and (ii) determined that the Merger continued to be fair to, advisable and in the best interests of Tocagen and its stockholders.”

Tocagen respectfully advises the Staff that it does not think a risk factor regarding the assumptions in the fairness opinion is needed as there is extensive disclosure throughout the Amendment regarding the anticipated Exchange Ratio and a risk factor would place too much emphasis on the fairness opinion. The fairness opinion was only one part of the Tocagen Board’s process in considering and approving the Merger and the Tocagen Board is not recommending that Tocagen’s stockholders approve the Merger based solely on the assumptions in the fairness opinion. A non-exhaustive list of the numerous material factors considered by the Tocagen Board are described on pages 112-116. These factors were reconsidered by the Tocagen Board on May 13, 2020 and continued to be relevant despite the adjustment in the anticipated Exchange Ratio. Tocagen has added the following disclosure to page 116 to address this:

“On May 13, 2020, the Tocagen Board reviewed the factors above in light of the revised assumption regarding Tocagen Net Cash of $0.3 million to $0.7 million and the revised assumption regarding the Exchange Ratio, to 3.4024 and determined that the reasons continued to be overall favorable to and supportive of its determination to approve the Merger and recommend that the Tocagen stockholders vote to approve the Merger.”

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May 13, 2020

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (858) 550-6088.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Karen Deschaine

Karen Deschaine

COOLEY LLP